SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) June 23, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 1.01. Entry into a Material Definitive Agreement.

At a meeting held on Friday, June 23, 2006 the Compensation Committee determined and the Board of Directors of Petroleum Development Corporation approved 2006 short term incentive compensation terms for the CEO and other executive officers of the Company. The short term incentive plan provides the potential for an annual bonus to each of the executive officers based on both Company and personal performance criteria. Forty percent of the bonus will be determined by increases in the Company's production; thirty percent of the bonus will be determined by increases in diluted earnings per share; and the remaining thirty percent of the bonus will be determined by the Compensation Committee in its discretion based upon an evaluation by the Committee of the performance of each respective executive during the year. The following table summarizes the criteria to be used in determining the bonus amounts:

Criteria	Lower Threshold Amount	Target Bonus	Maximum Bonus	Percent of Total Maximum Bonus
Production increase based on Mcf equivalents	6%	10%	14%	40%
Diluted earnings per share	$2.42	$2.66	$3.03	30%
Discretionary evaluation	Compensation Committee Determination			30%

Payments of bonus amounts based on the criteria above will begin at the lower threshold and increase proportionally as the metric increases. The following table summarizes the lower threshold, target and maximum bonus amounts for each covered executive based on each of the bonus criteria set forth in the table above:

Executive	Position	Lower Threshold Amount	Target Bonus	Maximum Bonus
Steven R. Williams	CEO	$0	$258,750	$517,500
Thomas E. Riley	President	$0	$136,000	$272,000
Eric R. Stearns	Executive VP	$0	$125,500	$251,000
Darwin L. Stump	CFO	$0	$110,250	$220,500

Modifications to Board Compensation

The Compensation Committee recommended and the Board of Directors approved the modifications to the Board Compensation for 2006:

- The Non-executive Director Restricted Stock Grant for 2006 will be 1,379 shares, to be granted on the date of annual meeting.

- Members of the Audit Committee will be paid an additional retainer of $8,000 per year.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

10.1 Summary of Short Term Incentive Compensation Arrangements

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date June 29, 2006

By /s/ Darwin L. Stump
      Darwin L. Stump
      Chief Financial Officer